Correspondence

SMART TRUCK SYSTEMS

March 6, 2006

BY FACSIMILE to 202 772 9217
AND EDGAR

Mr. Gregory Belliston
Mr. Jeffrey Riedler
Securities And Exchange Commission
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Smart Truck Systems, Inc. Registration Statement on Form SB-2 File No. 333-128107

Dear Gentlemen:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Smart Truck Systems, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on Friday, March 10, 2006, or at such later time as the Company may request by telephone to the Commission.

        The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

        If you or any member of the Staff has comments or questions, please contact our counsel Dennis Brovarone, at 303 466 4092.

Very truly yours, Smart Truck Systems, Inc. By /s/ Robert L. Cashman Robert L. Cashman, President
cc:	Dennis Brovarone, Esq. Pollard-Kelley Auditing Services, Inc.

SMART TRUCK SYSTEMS
22101 ALESSANDRO BLVD.  •  MORENO VALLEY, CA 92553  •   951.653.5955  •  FAX: 951.653.5520